MEMORANDUM

TO:	Alison T. White, Esq. Senior Counsel U. S. Securities and Exchange Commission
FROM:	Frank J. Julian, Esq. Associate General Counsel
DATE:	June 30, 2011
SUBJECT:
Response to Comments for: Post-Effective Amendment No. 20 for Advisors II:
(File Nos: 333-118368 and 811-08664); Post-Effective Amendment No. 26 for Perspective L Series: (File Nos: 333-119656 and 811-08664); and Post-Effective Amendment No. 1 for Perspective L Series (ML): (File Nos: 333-172875 and 811-08664) Jackson National Separate Account – I   of Jackson National Life Insurance Company (“Jackson”); and Post-Amendment No. 21 for Advisors II: (File Nos: 333-118370 and 811-08401); and Post-Amendment No. 19 for Perspective L Series: (File Nos: 333-119659 and 811-08401) JNLNY Separate Account I (together with Jackson National Separate Account –I “Registrants”) of Jackson National Life Insurance Company of New York (“Jackson of New York”).

This memorandum and the materials supplied are in response to the comments provided by Ellen Sazzman via telephone on June 23, 2011, for the above referenced filings of the supplement (the “Supplement”) to the above referenced registration statements (the “Supplement Filings”).

In the interest of convenience for the staff of the Securities and Exchange Commission (the "Commission" and the "Commission Staff", as appropriate), this memorandum quotes our understanding of each of the oral comments, followed respectively by narrative responses (in bold). A copy of each Supplement, blacklined against the Supplement contained in the Post-Effective Amendment to reflect the changes described below, is attached hereto and will be provided to the Commission Staff.  Please provide us clarification if we misinterpreted the substance of the comments.

This response is also submitted to respond to Comment 7, below with respect to filing new registration statements for each of the Supplement Filings, other than File No. 333-172875, and confirm that subsequent filings will be made in the manner consistent with discussions held by our outside counsel, Joan E. Boros, with William Kotapish and Michael Kosoff on Friday, June 24, 2011.  Pursuant to those discussions, amendments to the Supplement Filings, as revised to reflect appropriate responses to SEC Staff comments, discussed below, will be filed and be effective for use beginning August 29, 2011.  Prior to the effective date of the amendments to the Supplement Filings, Registrants will file new registration statements for each of the contracts amended by the Supplement Filings other than File No. 333-172875 (the Commission Staff did not extend its comment to File No. 333-172875).  Upon effectiveness of the new registration statements, Registrants will discontinue use of the Supplement and further offerings will be made pursuant to the new registration statements.

Please contact me at (517) 367- 3872 or Joan E. Boros at (202) 965-8150 if you have any questions or require additional information.

1.           Contract Name (Front Page)

Confirm to the Commission Staff that the contract name on the front cover page is and will continue to be the same as the class identifier found on EDGAR that is associated with the contract.

Response:  The contract name is and will continue to be the same as the class identifier found on EDGAR that is associated with the contract.

2.	Third-Party Agreements

Disclose to the Commission Staff whether there are any types of guarantees or support agreements with third parties to support any of the company's guarantees under the variable annuity contract or whether the company will be primarily responsible for paying out on any guarantees associated with the contract.

Response:  Jackson or Jackson of New York, as applicable, will be solely responsible for paying out any guarantees associated with the variable annuity contract from its General Account assets, which may include payments received under standard reinsurance agreements.  There are no guarantee or support agreements with third parties to support any of Jackson’s or Jackson of New York’s guarantees under the contract.

3.           Summary Box (Page 1)

Clarify in the first box on page 1 as well as on page 3 that the second change regarding the unavailability of the 8% bonus and annual step-up option applies to existing contract owners as well as new contract owners as of August 29, 2011.

Response: The Freedom Flex Guaranteed Minimum Withdrawal Benefit, including the 8% bonus and annual step-up option, can only be added to the contract on the issue date. Therefore, it was not previously available to existing contract owners. The current summary is accurate and mentioning existing contract owners in the summary would inaccurately convey that they were able previously to elect this option after issue.

4.           Periodic Expenses (Page 1)

Clarify in the table that the separate account annual expenses equal the sum of the mortality and expense risk charge and the administration charge. Consider changing the order of the charges and eliminating the double reference to 1.70%.

Response: The table will be modified to read as follows:

Periodic Expenses

Base Contract

Annual Contract Maintenance Charge 6	$35

Separate Account Annual Expenses
Annual percentage of average daily account value of Investment Divisions

Mortality And Expense Risk Charge 6.1	1.55%

Administration Charge7	0.15%

Total Separate Account Annual Expenses for Base Contract	1.70%

5.	Example (Page 2)

Confirm to the Staff that: (1) the example reflects the most expensive combination of contract options; and (2) no fee waivers or reimbursements are included unless appropriately reflected in the total fund operating expenses table.

Response: Registrant confirms that: (1) the example reflects the most expensive combination of contract options; and (2) no fee waivers or reimbursements are included unless appropriately reflected in the fund operating expenses table.

6.	LifeGuard Freedom Flex Charge Table (Page 3)

Please explain why the modification to the Freedom Flex Charge Table on page 3 is not included in the changes to the expense tables on page 1.

Response:  The purpose for including the Freedom Flex Charge Table on page 3 is to display it in the context of the change to which it relates, that is the unavailability of the 8% and annual step-up option. We believe this approach provides a much clearer presentation for the contract owner since they can identify all prospectus updates related to this particular change in the same section.  Also, please note, the Freedom Flex Charge Table does not currently and never has appeared directly in the Fees and Expense table, but is included as a footnote to the tables. The Supplement currently identifies all places in the prospectus where the charge table appears, including the footnote under the Fees and Expenses table.  Registrants respectfully submit that changing the charge table’s location in the Supplement or including it three times in the Supplement would not convey any additional or clearer information to investors.

7.           Filing of New Registration Statements

The current prospectuses  under the subject registration statements (except File No. 333-172875) are very long with complicated appendices, multiple footnotes to the fee tables and with many options that are no longer offered to new contract owners. Based on the changes that are being made to the mortality and expense risk charges and for the reasons stated above, the view of the Commission is that the changes to the mortality and expense risk charges may not be made in post-effective amendments and new registration statements need to be filed.  This comment does not apply to File No. 333-172875.

 Response:  Notwithstanding Registrants’ compliance with the SEC Staff’s request to file new registration statements as discussed above,  each of the contracts is generally the same contract under state insurance law, and Registrants performance information will be uninterrupted by this accommodation of the Commission Staff’s views. Thus, as the Commission Staff will note, the new registration statements’ facing sheets will include a reference, pursuant to Rule 429 under the Securities Act of 1933, as amended, to the file number of the current registration statements at the bottom of the facing page of the latest registration statement.

8.           SAI

Please confirm that there are no substantive changes to the SAI.

Response: Registrant confirms that there are no substantive changes to the SAI.

9.           Financial Statements, Exhibits, and Other Information

Any financial statements, exhibits, and other required disclosure not included in this registration statement must be filed in an amendment to the registration statement.

Response:  Any financial statements, exhibits and other required disclosure not included in the current post-effective amendment will be filed in a subsequent post-effective amendment prior to the effective date of this amendment.

10.           Tandy Representations

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.  Since the registrant is in possession of all facts relating to the registrant’s disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

Notwithstanding our comments, in the event the registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Response:  We will furnish the applicable so-called Tandy representation.

File No. 333-118368

THE INFORMATION IN THE PROSPECTUS AS MODIFIED BY THIS SUPPLEMENT IS NOT COMPLETE AND MAY BE CHANGED.  WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE.  THE PROSPECTUS AS MODIFIED BY THIS SUPPLEMENT IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

Supplement dated August 29, 2011
To The Prospectus Dated May 1, 2011 For

PERSPECTIVE ADVISORS IISM
FLEXIBLE PREMIUM FIXED AND VARIABLE DEFERRED ANNUITY
Issued By
JACKSON NATIONAL LIFE INSURANCE COMPANY® and through
Jackson National Separate Account – I

This supplement updates the above-referenced prospectus.  Please read and keep it together with your prospectus for future reference.  To obtain an additional copy of the prospectus, please contact us at our Annuity Service Center, P.O. Box 30314, Lansing, Michigan, 48909-7814; 1-800-873-5654; www.jackson.com.

The purpose of this supplement is to make the following changes to the prospectus:

1.) Mortality and Expense Risk Charge. The Mortality and Expense Risk Charge is changed to 1.60% for Contracts purchased on or after August 29, 2011.  If you purchased your Contract before August 29, 2011, your existing Mortality and Expense Risk Charge does not change.

2.)  Availability of Options under the LifeGuard Freedom Flex Guaranteed Minimum Withdrawal Benefit (GMWB).  Effective August 29, 2011, the 8% Bonus and Annual Step-Up option is no longer available as an optional feature under the LifeGuard Freedom Flex GMWB.

The updates to the prospectus reflecting these changes are described below with references to those parts of the prospectus modified by this supplement.

1.)  Mortality and Expense Risk Charge:

►Under FEES AND EXPENSES TABLES, the fee table titled “Periodic Expenses” on page 5 of the prospectus, and the accompanying footnotes on page 7 of the prospectus are revised to read as follows:
Periodic Expenses

Base Contract

Annual Contract Maintenance Charge 5	$50

Separate Account Annual Expenses
Annual percentage of average daily account value of Investment Divisions		~~1.75%~~

Mortality And Expense Risk Charge 5.1	~~1.60%~~	1.60%

Administration Charge	~~0.15%~~	0.15%

Total Separate Account Annual Expenses for Base Contract		1.75%

5
This charge is waived on Contract Value of $50,000 or more.  This charge is deducted proportionally from allocations to the Investment Divisions, the Fixed Account and the GMWB Fixed Account either annually (on your Contract Anniversary) or in conjunction with a total withdrawal, as applicable.

5.1	This charge is 1.50% on Contracts purchased before August 29, 2011.

►      The section titled “EXAMPLE” on pages 23 and 24 of the prospectus is replaced in its entirety with the following:

EXAMPLE

The example below is intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts.  These costs include Contract owner transaction expenses, Contract fees, Separate Account annual expenses and Fund fees and expenses.

(The Annual Contract Maintenance Charge is determined by dividing the total amount of such charges collected during the calendar year by the total market value of the Investment Divisions, the Fixed Account and the GMWB Fixed Account, if applicable.)

The example assumes that you invest $10,000 in the Contract for the time period indicated.  Neither transfer fees nor premium tax charges are reflected in the examples.  The example also assumes that your investment has a 5% annual return on assets each year.

The following example includes maximum Fund fees and expenses and the cost if you select the optional Earnings Protection Benefit, the 2% Contract Enhancement, the most expensive Optional Death Benefit Endorsement, and the Guaranteeed Minimum Withdrawal Benefit (using the maximum possible charge).  Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

If you surrender your Contract at the end of the applicable time period:

1 year                      3 years                                5 years                            10 years
$1,207                        $2,987                                $4,574                                $7,863

If you annuitize at the end of the applicable time period:

1 year                      3 years                                5 years                             10 years
$1,207                      $2,987                                $4,574                                $7,863

If you do not surrender your Contract:

1 year                      3 years                                5 years                                10 years
$1,007                       $2,862                                $4,524                                $7,863

The example does not represent past or future expenses.  Your actual costs may be higher or lower.

►	Under CONTRACT CHARGES, in the subsection titled “Mortality and Expense Risk Charges” on page 39 of the prospectus, the first paragraph is replaced with the following.

Mortality and Expense Risk Charges.  Each day, as part of our calculation of the value of the Accumulation Units and Annuity Units, we make a deduction for the Mortality and Expense Risk Charges.  On an annual basis, this charge equals 1.60% of the average daily net asset value of your allocations to the Investment Divisions.  For Contracts purchased before August 29, 2011, the Mortality and Expense Risk Charge is 1.50%.  This charge does not apply to the Fixed Account or the GMWB Fixed Account.

2.)  Availability of Options Under the LifeGuard Freedom Flex GMWB:

►
Under ACCESS TO YOUR MONEY, in the subsection titled “Guaranteed Minimum Withdrawal Benefits for a Single Life or two Covered Lives with Combinations of Optional Bonus Percentage Amounts, Annual or Quarterly Contract Value-Based Step-Ups, and Guaranteed Death Benefit (‘LifeGuard Freedom Flex GMWB’ and ‘LifeGuard Freedom Flex with Joint Option GMWB’)” on page 279 of the prospectus, the summary of the available combinations of options under the LifeGuard Freedom Flex GMWB is revised to read as follows:

LifeGuard Freedom Flex GMWB -
Available Option Combinations

           Step-Up
Annual or Highest Quarterly                                      Freedom Flex
Bonus            Contract Value                                                         Death Benefit (DB)

            5%                      Annual
 5%                      Quarterly
6%                      Annual                                                             Yes**
6%                      Quarterly
             7%            Annual
7%                      Quarterly
8%*                    Annual

*No longer offered on or after August 29, 2011.

**This Guaranteed Death Benefit is only available in conjunction with the purchase of the 6% Bonus and Annual Step-Up combination of options within the LifeGuard Freedom Flex GMWB (the “LifeGuard Freedom Flex GMWB 6% Bonus and Annual Step-Ups”).

► The charge table for the LifeGuard Freedom Flex GMWB is revised to read as set forth below.  The charge table appears in the following three sections in the prospectus:  (a) at footnote 48 (on page 19 of the prospectus) under the FEES AND EXPENSES TABLES in the “Optional Endorsements” subsection; (b) under CONTRACT CHARGES, in the subsection titled “For Life Guaranteed Minimum Withdrawal Benefit With Bonus And Step-Up (‘LifeGuard Freedom Flex GMWB’) Charge” on page 63 of the prospectus; and (c) under ACCESS TO YOUR MONEY, in the subsection titled “Guaranteed Minimum Withdrawal Benefits for a Single Life or two Covered Lives with Combinations of Optional Bonus Percentage Amounts, Annual or Quarterly Contract Value-Based Step-Ups, and Guaranteed Death Benefit (‘LifeGuard Freedom Flex GMWB’ and ‘LifeGuard Freedom Flex with Joint Option GMWB’),” under the “Step-Up” section on page 286 of the prospectus that applies to the LifeGuard Freedom Flex GMWB:

LifeGuard Freedom Flex GMWB
Options	Maximum Annual Charge		Current Annual Charge
5% Bonus and Annual Step-Up	1.80%	(WA Only) 1.80%	0.90%	(WA Only) 0.90%
5% Bonus and Annual Step-Up to the Highest Quarterly Contract Value	2.00%	2.04%	1.00%	1.02%
6% Bonus and Annual Step-Up	1.90%	1.92%	0.95%	0.96%
6% Bonus and Annual Step-Up to the Highest Quarterly Contract Value	2.20%	2.22%	1.10%	1.11%
7% Bonus and Annual Step-Up	2.20%	2.22%	1.10%	1.11%
7% Bonus and Annual Step-Up to the Highest Quarterly Contract Value	2.50%	2.52%	1.25%	1.26%
8% Bonus and Annual Step-Up (no longer offered on or after August 29, 2011)	2.60%	2.64%	1.30%	1.32%
Charge Basis	GWB
Charge Frequency	Quarterly	Monthly	Quarterly	Monthly

File No. 333-119656

THE INFORMATION IN THE PROSPECTUS AS MODIFIED BY THIS SUPPLEMENT IS NOT COMPLETE AND MAY BE CHANGED.  WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE.  THE PROSPECTUS AS MODIFIED BY THIS SUPPLEMENT IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

Supplement dated August 29, 2011
To The Prospectus Dated May 1, 2011 For

PERSPECTIVESM L SERIES
FLEXIBLE PREMIUM FIXED AND VARIABLE DEFERRED ANNUITY
Issued By
JACKSON NATIONAL LIFE INSURANCE COMPANY® and through
Jackson National Separate Account – I

This supplement updates the above-referenced prospectus.  Please read and keep it together with your prospectus for future reference.  To obtain an additional copy of the prospectus, please contact us at our Annuity Service Center, P.O. Box 30314, Lansing, Michigan, 48909-7814; 1-800-873-5654; www.jackson.com.

The purpose of this supplement is to make the following changes to the prospectus:

1.) Mortality and Expense Risk Charge. The Mortality and Expense Risk Charge is changed to 1.55% for Contracts purchased on or after August 29, 2011.  If you purchased your Contract before August 29, 2011, your existing Mortality and Expense Risk Charge does not change.

2.)  Availability of Options under the LifeGuard Freedom Flex Guaranteed Minimum Withdrawal Benefit (GMWB).  Effective August 29, 2011, the 8% Bonus and Annual Step-Up option is no longer available as an optional feature under the LifeGuard Freedom Flex GMWB.

The updates to the prospectus reflecting these changes are described below with references to those parts of the prospectus modified by this supplement.

1.)  Mortality and Expense Risk Charge:

►Under FEES AND EXPENSES TABLES, the fee table titled “Periodic Expenses” on page 6 of the prospectus, and the accompanying footnotes on pages 7 and 8 of the prospectus are revised to read as follows:

Periodic Expenses

Base Contract

Annual Contract Maintenance Charge 6		$35

Separate Account Annual Expenses
Annual percentage of average daily account value of Investment Divisions		~~1.70%~~

Mortality And Expense Risk Charge 6.1	~~1.55%~~	1.55%

Administration Charge7	~~0.15%~~	0.15%

Total Separate Account Annual Expenses for Base Contract		1.70%

6
This charge is waived on Contract Value of $50,000 or more.  This charge is deducted proportionally from allocations to the Investment Divisions, the Fixed Account and the GMWB Fixed Account either annually (on your Contract Anniversary) or in conjunction with a total withdrawal, as applicable.

6.1	This charge is 1.45% on Contracts purchased before August 29, 2011.

7
For Contracts purchased on or after September 28, 2009, this charge is waived if the Contract Value on the later of the Issue Date or the most recent Contract Quarterly Anniversary is greater than or equal to $1 million.  If your Contract Value subsequently drops below $1 million on the most recent Contract Quarterly Anniversary, the Administration Charge will be reinstated.

For Contracts purchased before September 28, 2009, this charge is waived on initial premiums of $1 million or more, but we may reverse the waiver and reinstate the Administration Charge if your withdrawals during the first year of the Contract cause the Contract Value to drop below $1 million.

►      This section titled “EXAMPLE” on page 25 of the prospectus is replaced in its entirety with the following:

EXAMPLE

The example below is intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts.  These costs include Contract owner transaction expenses, Contract fees, Separate Account annual expenses and Fund fees and expenses.

(The Annual Contract Maintenance Charge is determined by dividing the total amount of such charges collected during the calendar year by the total market value of the Investment Divisions, the Fixed Account and the GMWB Fixed Account, if applicable.)

The example assumes that you invest $10,000 in the Contract for the time periods indicated.  Neither transfer fees nor premium tax charges are reflected in the examples.  The examples also assume that your investment has a 5% annual return on assets each year.

The following example includes maximum Fund fees and expenses and the cost if you select the optional Earnings Protection Benefit, the most expensive Contract Enhancement Endorsement, the most expensive Optional Death Benefit Endorsement, and the Guaranteed Minimum Withdrawal Benefit (using the maximum possible charge).  Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

If you surrender your Contract at the end of the applicable time period:

1 year                      3 years                                5 years                                10 years
$2,266                         $3,860                                $4,756                                $7,890

If you annuitize at the end of the applicable time period (no additional fees upon annuitization):

1 year*                     3 years                                5 years                                10 years
$2,266                          $3,860                                $4,756                                $7,890

*       Withdrawal charges apply to income payments occurring within one year of the Contract’s Issue Date.

If you do not surrender your Contract:

1 year                      3 years                                5 years                                10 years
$1,016                         $2,885                                $4,556                                $7,890

The example does not represent past or future expenses.  Your actual costs may be higher or lower.

►	Under CONTRACT CHARGES, in the subsection titled “Mortality and Expense Risk Charge” on page 43 of the prospectus, the first paragraph is replaced with the following.

Mortality and Expense Risk Charge.  Each day, as part of our calculation of the value of the Accumulation Units and Annuity Units, we make a deduction for the Mortality and Expense Risk Charge.  On an annual basis, this charge equals 1.55% of the average daily net asset value of your allocations to the Investment Divisions.  For Contracts purchased before August 29, 2011, the Mortality and Expense Risk Charge is 1.45%.  This charge does not apply to the Fixed Account or the GMWB Fixed Account.

2.)  Availability of Options Under the LifeGuard Freedom Flex GMWB:

►
Under ACCESS TO YOUR MONEY, in the subsection titled “Guaranteed Minimum Withdrawal Benefits for a Single Life or two Covered Lives with Combinations of Optional Bonus Percentage Amounts, Annual or Quarterly Contract Value-Based Step-Ups, and Guaranteed Death Benefit (‘LifeGuard Freedom Flex GMWB’ and ‘LifeGuard Freedom Flex with Joint Option GMWB’)” on page 290 of the prospectus, the summary of the available combinations of options under the LifeGuard Freedom Flex GMWB is revised to read as follows:

LifeGuard Freedom Flex GMWB -
Available Option Combinations

           Step-Up
Annual or Highest Quarterly                                           Freedom Flex
Bonus            Contract Value                                                         Death Benefit (DB)

           5%                        Annual
5%                    Quarterly
6%                    Annual                                                             Yes**
6%                      Quarterly
          7%                        Annual
7%                      Quarterly
8%*                    Annual

*No longer offered on or after August 29, 2011.

**This Guaranteed Death Benefit is only available in conjunction with the purchase of the 6% Bonus and Annual Step-Up combination of options within the LifeGuard Freedom Flex GMWB (the “LifeGuard Freedom Flex GMWB 6% Bonus and Annual Step-Ups”).

► The charge table for the LifeGuard Freedom Flex GMWB is revised to read as set forth below.  The charge table appears in the following three sections in the prospectus:  (a) at footnote 52 (on page 20 of the prospectus) under the FEES AND EXPENSES TABLES in the “Optional Endorsements” subsection; (b) under CONTRACT CHARGES, in the subsection titled “For Life Guaranteed Minimum Withdrawal Benefit With Bonus And Step-Up (‘LifeGuard Freedom Flex GMWB’) Charge” on page 70 of the prospectus; and (c) under ACCESS TO YOUR MONEY, in the subsection titled “Guaranteed Minimum Withdrawal Benefits for a Single Life or two Covered Lives with Combinations of Optional Bonus Percentage Amounts, Annual or Quarterly Contract Value-Based Step-Ups, and Guaranteed Death Benefit (‘LifeGuard Freedom Flex GMWB’ and ‘LifeGuard Freedom Flex with Joint Option GMWB’),” under the “Step-Up” section on page 298 of the prospectus that applies to the LifeGuard Freedom Flex GMWB:

LifeGuard Freedom Flex GMWB
Options	Maximum Annual Charge		Current Annual Charge
5% Bonus and Annual Step-Up	1.80%	(WA Only) 1.80%	0.90%	(WA Only) 0.90%
5% Bonus and Annual Step-Up to the Highest Quarterly Contract Value	2.00%	2.04%	1.00%	1.02%
6% Bonus and Annual Step-Up	1.90%	1.92%	0.95%	0.96%
6% Bonus and Annual Step-Up to the Highest Quarterly Contract Value	2.20%	2.22%	1.10%	1.11%
7% Bonus and Annual Step-Up	2.20%	2.22%	1.10%	1.11%
7% Bonus and Annual Step-Up to the Highest Quarterly Contract Value	2.50%	2.52%	1.25%	1.26%
8% Bonus and Annual Step-Up (no longer offered on or after August 29, 2011)	2.60%	2.64%	1.30%	1.32%
Charge Basis	GWB
Charge Frequency	Quarterly	Monthly	Quarterly	Monthly

File No. 333-172875

THE INFORMATION IN THE PROSPECTUS AS MODIFIED BY THIS SUPPLEMENT IS NOT COMPLETE AND MAY BE CHANGED.  WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE.  THE PROSPECTUS AS MODIFIED BY THIS SUPPLEMENT IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

Supplement dated August 29, 2011
To The Prospectus Dated May 1, 2011 For

PERSPECTIVESM L SERIES
FLEXIBLE PREMIUM FIXED AND VARIABLE DEFERRED ANNUITY
Issued By
JACKSON NATIONAL LIFE INSURANCE COMPANY® and through
Jackson National Separate Account – I

This supplement updates the above-referenced prospectus.  Please read and keep it together with your prospectus for future reference.  To obtain an additional copy of the prospectus, please contact us at our Annuity Service Center, P.O. Box 30314, Lansing, Michigan, 48909-7814; 1-800-873-5654; www.jackson.com.

The purpose of this supplement is to make the following changes to the prospectus:

1.) Mortality and Expense Risk Charge. The Mortality and Expense Risk Charge is changed to 1.55% for Contracts purchased on or after August 29, 2011.  If you purchased your Contract before August 29, 2011, your existing Mortality and Expense Risk Charge does not change.

2.)  Availability of Options under the LifeGuard Freedom Flex Guaranteed Minimum Withdrawal Benefit (GMWB).  Effective August 29, 2011, the 8% Bonus and Annual Step-Up option is no longer available as an optional feature under the LifeGuard Freedom Flex GMWB.

The updates to the prospectus reflecting these changes are described below with references to those parts of the prospectus modified by this supplement.

1.)  Mortality and Expense Risk Charge:

►Under FEES AND EXPENSES TABLES, the fee table titled “Periodic Expenses” on page 6 of the prospectus, and the accompanying footnotes on page 7 of the prospectus are revised to read as follows:

Periodic Expenses

Base Contract

Annual Contract Maintenance Charge 6		$35

Separate Account Annual Expenses
Annual percentage of average daily account value of Investment Divisions		~~1.70%~~

Mortality And Expense Risk Charge 6.1	~~1.55%~~	1.55%

Administration Charge7	~~0.15%~~	0.15%

Total Separate Account Annual Expenses for Base Contract		1.70%

6This charge is waived on Contract Value of $50,000 or more.  This charge is deducted proportionally from allocations to the Investment Divisions, the Fixed Account and the GMWB Fixed Account either annually (on your Contract Anniversary) or in conjunction with a total withdrawal, as applicable.

6.1This charge is 1.45% on Contracts purchased before August 29, 2011.

7This charge is waived if the Contract Value on the later of the Issue Date or the most recent Contract Quarterly Anniversary is greater than or equal to $1 million.  If your Contract Value subsequently drops below $1 million on the most recent Contract Quarterly Anniversary, the Administration Charge will be reinstated.

►      The section titled “EXAMPLE” on pages 14 and 15 of the prospectus is replaced in its entirety with the following:

EXAMPLE

The example below is intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts.  These costs include Contract owner transaction expenses, Contract fees, Separate Account annual expenses and Fund fees and expenses.

(The Annual Contract Maintenance Charge is determined by dividing the total amount of such charges collected during the calendar year by the total market value of the Investment Divisions, the Fixed Account and the GMWB Fixed Account, if applicable.)

The example assumes that you invest $10,000 in the Contract for the time periods indicated.  Neither transfer fees nor premium tax charges are reflected in the examples.  The examples also assume that your investment has a 5% annual return on assets each year.

The following example includes maximum Fund fees and expenses and the cost if you select the optional Earnings Protection Benefit, the 6% Contract Enhancement Endorsement, the most expensive Optional Death Benefit Endorsement, and the Guaranteed Minimum Withdrawal Benefit (using the maximum possible charge).  Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

If you surrender your Contract at the end of the applicable time period:

1 year                      3 years                                5 years                                10 years
$2,329                                $3,992                                $4,900                                $7,922

If you annuitize at the end of the applicable time period (no additional fees upon annuitization):

1 year*                     3 years                                5 years                                10 years
$2,329                                $3,992                                $4,900                                $7,922

*      Withdrawal charges apply to income payments occurring within one year of the Contract’s Issue Date.

If you do not surrender your Contract:
         1 year                      3 years                                5 years                           10 years
$1,029                       $2,917                                $4,600                                $7,922

The example does not represent past or future expenses.  Your actual costs may be higher or lower.

►	Under CONTRACT CHARGES, in the subsection titled “Mortality and Expense Risk Charge” on page 31 of the prospectus, the first paragraph is replaced with the following.

Mortality and Expense Risk Charge.  Each day, as part of our calculation of the value of the Accumulation Units and Annuity Units, we make a deduction for the Mortality and Expense Risk Charge.  On an annual basis, this charge equals 1.55% of the average daily net asset value of your allocations to the Investment Divisions.  For Contracts purchased before August 29, 2011, the Mortality and Expense Risk Charge is 1.45%.  This charge does not apply to the Fixed Account or the GMWB Fixed Account.

2.)  Availability of Options Under the LifeGuard Freedom Flex GMWB:

►
Under ACCESS TO YOUR MONEY, in the subsection titled “Guaranteed Minimum Withdrawal Benefits for a Single Life or two Covered Lives with Combinations of Optional Bonus Percentage Amounts, Annual or Quarterly Contract Value-Based Step-Ups, and Guaranteed Death Benefit (‘LifeGuard Freedom Flex GMWB’ and ‘LifeGuard Freedom Flex with Joint Option GMWB’)” on page 101 of the prospectus, the summary of the available combinations of options under the LifeGuard Freedom Flex GMWB is revised to read as follows:

LifeGuard Freedom Flex GMWB -
Available Option Combinations

           Step-Up
Annual or Highest Quarterly                                                     Freedom Flex
Bonus            Contract Value                                                         Death Benefit (DB)

               5%                      Annual
  5%                      Quarterly
  6%                      Annual                                                              Yes**
  6%                      Quarterly
               7%                      Annual
  7%                      Quarterly
  8%*                      Annual

*No longer offered on or after August 29, 2011.

**This Guaranteed Death Benefit is only available in conjunction with the purchase of the 6% Bonus and Annual Step-Up combination of options within the LifeGuard Freedom Flex GMWB (the “LifeGuard Freedom Flex GMWB 6% Bonus and Annual Step-Ups”).

► The charge table for the LifeGuard Freedom Flex GMWB is revised to read as set forth below.  The charge table appears in the following three sections in the prospectus:  (a) at footnote 24 (on page 10 of the prospectus) under the FEES AND EXPENSES TABLES in the “Optional Endorsements” subsection; (b) under CONTRACT CHARGES, in the subsection titled “For Life Guaranteed Minimum Withdrawal Benefit With Bonus And Step-Up (‘LifeGuard Freedom Flex GMWB’) Charge” on page 41 of the prospectus; and (c) under ACCESS TO YOUR MONEY, in the subsection titled “Guaranteed Minimum Withdrawal Benefits for a Single Life or two Covered Lives with Combinations of Optional Bonus Percentage Amounts, Annual or Quarterly Contract Value-Based Step-Ups, and Guaranteed Death Benefit (‘LifeGuard Freedom Flex GMWB’ and ‘LifeGuard Freedom Flex with Joint Option GMWB’),” under the “Step-Up” section on page 109 of the prospectus that applies to the LifeGuard Freedom Flex GMWB:

LifeGuard Freedom Flex GMWB
Options	Maximum Annual Charge		Current Annual Charge
5% Bonus and Annual Step-Up	1.80%	(WA Only) 1.80%	0.90%	(WA Only) 0.90%
5% Bonus and Annual Step-Up to the Highest Quarterly Contract Value	2.00%	2.04%	1.00%	1.02%
6% Bonus and Annual Step-Up	1.90%	1.92%	0.95%	0.96%
6% Bonus and Annual Step-Up to the Highest Quarterly Contract Value	2.20%	2.22%	1.10%	1.11%
7% Bonus and Annual Step-Up	2.20%	2.22%	1.10%	1.11%
7% Bonus and Annual Step-Up to the Highest Quarterly Contract Value	2.50%	2.52%	1.25%	1.26%
8% Bonus and Annual Step-Up (no longer offered on or after August 29, 2011)	2.60%	2.64%	1.30%	1.32%
Charge Basis	GWB
Charge Frequency	Quarterly	Monthly	Quarterly	Monthly

File No. 333-118370

THE INFORMATION IN THE PROSPECTUS AS MODIFIED BY THIS SUPPLEMENT IS NOT COMPLETE AND MAY BE CHANGED.  WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE.  THE PROSPECTUS AS MODIFIED BY THIS SUPPLEMENT IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

Supplement dated August 29, 2011
To The Prospectus Dated May 1, 2011 For

PERSPECTIVE ADVISORS IISM
FLEXIBLE PREMIUM FIXED AND VARIABLE DEFERRED ANNUITY
Issued By
JACKSON NATIONAL LIFE INSURANCE COMPANY OF NEW YORK® through
JNLNY Separate Account I

This supplement updates the above-referenced prospectus.  Please read and keep it together with your prospectus for future reference.  To obtain an additional copy of the prospectus, please contact us at our Jackson of NY Service Center, P.O. Box 30313, Lansing, Michigan, 48909-7813; 1-800-599-5651; www.jackson.com.

The purpose of this supplement is to make the following changes to the prospectus:
1.)  Mortality and Expense Risk Charge. The Mortality and Expense Risk Charge is changed to 1.65% for Contracts purchased on or after August 29, 2011.  If you purchased your Contract before August 29, 2011, your existing Mortality and Expense Risk Charge does not change.

2.) Availability of Options under the LifeGuard Freedom Flex Guaranteed Minimum Withdrawal Benefit (GMWB).  Effective August 29, 2011, the 8% Bonus and Annual Step-Up option is no longer available as an optional feature under the LifeGuard Freedom Flex GMWB.

The updates to the prospectus reflecting these changes are described below with references to those parts of the prospectus modified by this supplement.

1.)  Mortality and Expense Risk Charge:

►Under FEES AND EXPENSES TABLES, the fee table titled “Periodic Expenses” on page 4 of the prospectus, and the accompanying footnotes on page 5 of the prospectus are revised to read as follows:

Periodic Expenses

Base Contract

Annual Contract Maintenance Charge 5		$30

Separate Account Annual Expenses
Annual percentage of average daily account value of Investment Divisions		~~1.80%~~

Mortality And Expense Risk Charge 6	~~1.65%~~	1.65%
~~Annual percentage of average daily account value of Investment Divisions~~

Administration Charge	~~0.15%~~	0.15%
~~Annual percentage of average daily account value of Investment Divisions~~

Total Separate Account Annual Expenses for Base Contract		1.80%

5
This charge is waived on Contract Value of $50,000 or more.  This charge is deducted proportionally either annually (on your Contract Anniversary) or in conjunction with a total withdrawal, as applicable.

6	This charge is 1.50% on Contracts purchased before September 28, 2009, and 1.55% for Contracts purchased between September 28, 2009 and August 28, 2011.

►      The section titled “EXAMPLE” on page 17 of the prospectus is replaced in its entirety with the following:

EXAMPLE

The example below is intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts.  These costs include Contract Owner transaction expenses, Contract fees, Separate Account annual expenses and Fund fees and expenses.

(The Annual Contract Maintenance Charge is determined by dividing the total amount of such charges collected during the calendar year by the total market value of the Investment Divisions and the Fixed Account.)

The example assumes that you invest $10,000 in the Contract for the time periods indicated.  Neither transfer fees nor premium tax charges are reflected in the example.  The example also assumes that your investment has 5% annual return on assets each year.

The following example includes maximum Fund fees and expenses and the cost if you select the Highest Anniversary Value Death Benefit, the 2% Contract Enhancement, and the Guaranteed Minimum Withdrawal Benefit (using the maximum possible charge).  Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

If you surrender your Contract at the end of the applicable time period:

1 year                      3 years                                5 years                                10 years
$1,021                         $2,505                                $3,887                                $6,952

If you annuitize at the end of the applicable time period:

1 year                      3 years                                5 years                                10 years
$1,021                          $2,505                                $3,887                                $6,952

If you do not surrender your Contract:

1 year               3 years                                5 years                                10 years
$821                      $2,380                                $3,837                                $6,952

The example does not represent past or future expenses.  Your actual costs may be higher or lower.

►	Under CONTRACT CHARGES, in the subsection titled “Mortality and Expense Risk Charges” on page 31 of the prospectus, the first paragraph is replaced with the following.

Mortality and Expense Risk Charges.  Each day, as part of our calculation of the value of the Accumulation Units and Annuity Units, we make a deduction for the Mortality and Expense Risk Charge.  On an annual basis, this charge equals 1.65% of the average daily net asset value of your allocations to the Investment Divisions.  For Contracts purchased before September 28, 2009, the Mortality and Expense Risk Charge is 1.50%.  For Contracts purchased between September 28, 2009 and August 28, 2011, the Mortality and Expense Risk Charge is 1.55%.  This charge does not apply to the Fixed Account.

2.)  Availability of Options Under the LifeGuard Freedom Flex GMWB:

►
Under ACCESS TO YOUR MONEY, in the subsection titled “Guaranteed Minimum Withdrawal Benefits for a Single Life or two Covered Lives with Combinations of Optional Bonus Percentage Amounts, Annual or Quarterly Contract Value-Based Step-Ups, and Guaranteed Death Benefit (‘LifeGuard Freedom Flex GMWB’ and ‘LifeGuard Freedom Flex with Joint Option GMWB’)” on page 198 of the prospectus, the summary of the available combinations of options under the LifeGuard Freedom Flex GMWB is revised to read as follows:

LifeGuard Freedom Flex GMWB -
Available Option Combinations

           Step-Up
             Annual or Highest Quarterly                                               Freedom Flex
Bonus            Contract Value                                                       Death Benefit (DB)

           5%                      Annual
5%                      Quarterly
6%                      Annual                                                              Yes**
6%                      Quarterly
             7%                      Annual
7%                      Quarterly
8%*                      Annual

*No longer offered on or after August 29, 2011.

**This Guaranteed Death Benefit is only available in conjunction with the purchase of the 6% Bonus and Annual Step-Up combination of options within the LifeGuard Freedom Flex GMWB (the “LifeGuard Freedom Flex GMWB 6% Bonus and Annual Step-Ups”).

► The charge table for the LifeGuard Freedom Flex GMWB is revised to read as set forth below.  The charge table appears in the following three sections in the prospectus:  (a) at footnote 35 (on page 13 of the prospectus) under the FEES AND EXPENSES TABLES in the “Optional Endorsements” subsection; (b) under CONTRACT CHARGES, in the subsection titled “For Life Guaranteed Minimum Withdrawal Benefit With Bonus And Step-Up (‘LifeGuard Freedom Flex GMWB’) Charge” on page 47 of the prospectus; and (c) under ACCESS TO YOUR MONEY, in the subsection titled “Guaranteed Minimum Withdrawal Benefits for a Single Life or two Covered Lives with Combinations of Optional Bonus Percentage Amounts, Annual or Quarterly Contract Value-Based Step-Ups, and Guaranteed Death Benefit (‘LifeGuard Freedom Flex GMWB’ and ‘LifeGuard Freedom Flex with Joint Option GMWB’),” under the “Step-Up” section on page 206 of the prospectus that applies to the LifeGuard Freedom Flex GMWB:

LifeGuard Freedom Flex GMWB
	Annual Charge
Options	Maximum	Current
5% Bonus and Annual Step-Up	1.80%	0.90%
5% Bonus and Annual Step-Up to the Highest Quarterly Contract Value	2.04%	1.02%
6% Bonus and Annual Step-Up	1.92%	0.96%
6% Bonus and Annual Step-Up to the Highest Quarterly Contract Value	2.22%	1.11%
7% Bonus and Annual Step-Up	2.22%	1.11%
7% Bonus and Annual Step-Up to the Highest Quarterly Contract Value	2.52%	1.26%
8% Bonus and Annual Step-Up (no longer offered on or after August 29, 2011)	2.64%	1.32%
Charge Basis	GWB
Charge Frequency	Monthly

File No. 333-119659

THE INFORMATION IN THE PROSPECTUS AS MODIFIED BY THIS SUPPLEMENT IS NOT COMPLETE AND MAY BE CHANGED.  WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE.  THE PROSPECTUS AS MODIFIED BY THIS SUPPLEMENT IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

Supplement dated August 29, 2011
To The Prospectus Dated May 1, 2011 For

PERSPECTIVESM L Series
FLEXIBLE PREMIUM FIXED AND VARIABLE DEFERRED ANNUITY
Issued By
JACKSON NATIONAL LIFE INSURANCE COMPANY OF NEW YORK® through
JNLNY Separate Account I

This supplement updates the above-referenced prospectus.  Please read and keep it together with your prospectus for future reference.  To obtain an additional copy of the prospectus, please contact us at our Jackson of NY Service Center, P.O. Box 30313, Lansing, Michigan, 48909-7813; 1-800-599-5651; www.jackson.com.

The purpose of this supplement is to make the following changes to the prospectus:
1.)  Mortality and Expense Risk Charge. The Mortality and Expense Risk Charge is changed to 1.60% for Contracts purchased on or after August 29, 2011.  If you purchased your Contract before August 29, 2011, your existing Mortality and Expense Risk Charge does not change.

2.) Availability of Options under the LifeGuard Freedom Flex Guaranteed Minimum Withdrawal Benefit (GMWB).  Effective August 29, 2011, the 8% Bonus and Annual Step-Up option is no longer available as an optional feature under the LifeGuard Freedom Flex GMWB.

The updates to the prospectus reflecting these changes are described below with references to those parts of the prospectus modified by this supplement.

1.)  Mortality and Expense Risk Charge:

►Under FEES AND EXPENSES TABLES, the fee table titled “Periodic Expenses” on page 5 of the prospectus, and the accompanying footnotes on page 6 of the prospectus are revised to read as follows:

Periodic Expenses

Base Contract

Annual Contract Maintenance Charge 6		$30

Separate Account Annual Expenses
Annual percentage of average daily account value of Investment Divisions		~~1.75%~~

Mortality And Expense Risk Charge 6.1	~~1.60%~~	1.60%

Administration Charge7	~~0.15%~~	0.15%

Total Separate Account Annual Expenses for Base Contract		1.75%

6
This charge is waived on Contract Value of $50,000 or more.  This charge is deducted proportionally from allocations to the Fixed Account and Investment Divisions either annually (on your Contract Anniversary) or in conjunction with a total withdrawal, as applicable.

6.1      This charge is 1.50% on Contracts purchased before August 29, 2011.

7
For Contracts purchased on or after September 28, 2009, this charge is waived if the Contract Value on the later of the Issue Date or the most recent Contract Quarterly Anniversary is greater than or equal to $1 million.  If your Contract Value subsequently drops below $1 million on the most recent Contract Quarterly Anniversary, the Administration Charge will be reinstated.

For Contracts purchased before September 28, 2009, this charge is waived on initial premiums of $1 million or more, but we may reverse the waiver and reinstate the Administration Charge if your withdrawals during the first year of the Contract cause the Contract Value to drop below $1 million.

►      The section titled “EXAMPLE” on page 18 of the prospectus is replaced in its entirety with the following:

EXAMPLE

The example below is intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts.  These costs include Contract owner transaction expenses, Contract fees, Separate Account annual expenses and Fund fees and expenses.

(The Annual Contract Maintenance Charge is determined by dividing the total amount of such charges collected during the calendar year by the total market value of the Investment Division and the Fixed Account.)

The example assumes that you invest $10,000 in the Contract for the time periods indicated.  Neither transfer fees nor premium tax charges are reflected in the example.  The example also assumes that your investment has a 5% annual return on assets each year.

The following example includes maximum Fund fees and expenses and the cost if you select the Highest Anniversary Value Death Benefit, the most expensive Contract Enhancement Endorsement, and the Guaranteed Minimum Withdrawal Benefit (using the maximum possible charge).  Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

If you surrender your Contract at the end of the applicable time period:

1 year                      3 years                            5 years                                10 years
$1,831                         $3,159                            $4,129                                $7,022

If you annuitize at the end of the applicable time period (no additional fees upon annuitization):

1 year*                             3 years                       5 years                                10 years
$1,831                                $3,159                              $4,129                                $7,022

*      Withdrawal charges apply to income payments occurring within one year of the Contract’s Issue Date.

If you do not surrender your Contract:

1 year                      3 years                         5 years                             10 years
$831                      $2,409                                $3,879                                $7,022

The example does not represent past or future expenses.  Your actual costs may be higher or lower.

►	Under CONTRACT CHARGES, in the subsection titled “Mortality and Expense Risk Charges” on page 35 of the prospectus, the first paragraph is replaced with the following.

Mortality and Expense Risk Charges. Each day, as part of our calculation of the value of the Accumulation Units and Annuity Units, we make a deduction for the Mortality and Expense Risk Charge.  On an annual basis, this charge equals 1.60% of the average daily net asset value of your allocations to the Investment Divisions.  For Contracts purchased before August 29, 2011, the Mortality and Expense Risk Charge is 1.50%.  This charge does not apply to the Fixed Account.

2.)  Availability of Options Under the LifeGuard Freedom Flex GMWB:

►
Under ACCESS TO YOUR MONEY, in the subsection titled “Guaranteed Minimum Withdrawal Benefits for a Single Life or two Covered Lives with Combinations of Optional Bonus Percentage Amounts, Annual or Quarterly Contract Value-Based Step-Ups, and Guaranteed Death Benefit (‘LifeGuard Freedom Flex GMWB’ and ‘LifeGuard Freedom Flex with Joint Option GMWB’)” on page 212 of the prospectus, the summary of the available combinations of options under the LifeGuard Freedom Flex GMWB is revised to read as follows:

LifeGuard Freedom Flex GMWB -
Available Option Combinations

           Step-Up
Annual or Highest Quarterly                                           Freedom Flex
Bonus            Contract Value                                                       Death Benefit (DB)

             5%                      Annual
5%                      Quarterly
6%                      Annual                                                          Yes**
6%                      Quarterly
         7%                      Annual
7%                      Quarterly
8%*                      Annual

*No longer offered on or after August 29, 2011.

**This Guaranteed Death Benefit is only available in conjunction with the purchase of the 6% Bonus and Annual Step-Up combination of options within the LifeGuard Freedom Flex GMWB (the “LifeGuard Freedom Flex GMWB 6% Bonus and Annual Step-Ups”).

► The charge table for the LifeGuard Freedom Flex GMWB is revised to read as set forth below.  The charge table appears in the following three sections in the prospectus:  (a) at footnote 37 (on page 14 of the prospectus) under the FEES AND EXPENSES TABLES in the “Optional Endorsements” subsection; (b) under CONTRACT CHARGES, in the subsection titled “For Life Guaranteed Minimum Withdrawal Benefit With Bonus And Step-Up (‘LifeGuard Freedom Flex GMWB’) Charge” on page 54 of the prospectus; and (c) under ACCESS TO YOUR MONEY, in the subsection titled “Guaranteed Minimum Withdrawal Benefits for a Single Life or two Covered Lives with Combinations of Optional Bonus Percentage Amounts, Annual or Quarterly Contract Value-Based Step-Ups, and Guaranteed Death Benefit (‘LifeGuard Freedom Flex GMWB’ and ‘LifeGuard Freedom Flex with Joint Option GMWB’),” under the “Step-Up” section on page 219 of the prospectus that applies to the LifeGuard Freedom Flex GMWB:

LifeGuard Freedom Flex GMWB
	Annual Charge
Options	Maximum	Current
5% Bonus and Annual Step-Up	1.80%	0.90%
5% Bonus and Annual Step-Up to the Highest Quarterly Contract Value	2.04%	1.02%
6% Bonus and Annual Step-Up	1.92%	0.96%
6% Bonus and Annual Step-Up to the Highest Quarterly Contract Value	2.22%	1.11%
7% Bonus and Annual Step-Up	2.22%	1.11%
7% Bonus and Annual Step-Up to the Highest Quarterly Contract Value	2.52%	1.26%
8% Bonus and Annual Step-Up (no longer offered on or after August 29, 2011)	2.64%	1.32%
Charge Basis	GWB
Charge Frequency	Monthly